NEWS RELEASE

Kelso Technologies Inc.
(The “Company” or “Kelso”)	August 11, 2017

Canada: TSX: KLS
United States: NYSE American: KIQ

KELSO TECHNOLOGIES INC.

FINANCIAL RESULTS FOR THE SIX MONTHS ENDED JUNE 30, 2017

Vancouver, British Columbia and Bonham, Texas, Kelso Technologies Inc. (“Kelso” or the “Company”), (TSX: KLS), (NYSE American: KIQ) reports that it has released its unaudited interim consolidated financial statements and Management Discussion and Analysis for the three and six months ended June 30, 2017.

The unaudited interim consolidated financial statements were prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). All amounts herein are expressed in United States dollars (the Company’s functional currency) unless otherwise indicated.

SUMMARY OF FINANCIAL PERFORMANCE

	Three months ended June 30,		Six months ended June 30,
	2017	2016	2017	2016

Revenues	$1,433,663	$2,360,975	$2,996,980	$4,294,407
Gross profit	$325,821	$938,879	$1.025,755	$1,313,035
Income tax expense	$17,856	$30,118	$17,856	$30,118
Net income (Loss)	$(897,513)	$(543,839)	$(1,423,009)	$(1,230,243)
EBITDA (Loss)	$(830,291)	$(465,324)	$(1,320,090)	$(1,201,899)
EPS (basic and diluted)	$(0.02)	$(0.01)	$(0.03)	$(0.03)

LIQUIDITY AND CAPITAL RESOURCES

At June 30, 2017 the Company had cash on deposit in the amount of $624,324, accounts receivable of $532,952, prepaid expenses of $419,311, income tax receivable of $753,223 and inventory of $5,103,132 compared to cash on deposit in the amount of $2,312,279, accounts receivable of $637,845, prepaid expenses of $708,100, income tax receivable of $753,223 and inventory of $5,206,129 at December 31, 2016.

The working capital position of the Company at June 30, 2017 was $6,427,723 compared to $8,511,809 at December 31, 2016. Subsequent to June 30, 2017 the Company received the $753,223 tax receivable from the Canadian Revenue Agency boosting the Company’s cash reserves.

Net assets of the Company were $10,557,421 at June 30, 2017 compared to $11,771,944 at December 31, 2016. At June 30, 2017 the Company had no interest bearing long-term liabilities or debt.

OUTLOOK

Kelso continues to manage its business affairs in a severely depressed rail tank car market which is our primary source of revenue. This situation has greatly diminished our sales performance during the first half of the year. Hazardous commodity businesses remain in a cut back position and this has led to much lower than anticipated demand for rail tank cars. There are many reasons why this trend continues in 2017 which include political uncertainty, high tank car inventories from the overbuild in 2014, low commodity prices, general economic conditions and slow capital commitments to new rail tank cars despite required regulation changes. Industry analysts now expect this trend to continue for most of 2017 with moderate improvements expected in 2018.

The new mandatory regulations for hazardous material tank cars remain in effect under the Trump administration in the United States. These regulations have established a timetable for the removal of existing DOT-111 rail tank cars transporting dangerous goods including crude oil by 2018 with ethanol and other flammable commodities due by 2023. The primary theme of the new regulations is improving the survivability of a tank car in an accident and the adoption and use of the best available safety technologies for the transport of hazardous materials via rail. Compliance with the new DOT-117 regulations for crude oil transportation must be achieved in early 2018, a situation that is expected to improve the rail tank based revenue performance of the Company. In addition to our expanded portfolio of rail tank car equipment, Kelso is actively developing new markets that are expected to produce revenue growth even during poor economic conditions in the heavily cyclical rail tank car sector. Kelso is moving to diversify its business activities through the creation of new equipment solutions covering a wide range of applications in transportation markets. Our reputation for delivering “best available technologies” in rail tank car equipment has allowed Kelso to pursue these new product initiatives.

New products and markets under development include technologies for the military, fueling systems, rail wheel cleaning systems, emergency response kits for first responders and extreme terrain vehicles for commercial and military operations. These product development initiatives are challenging, expensive and the timing of revenue streams cannot be guaranteed. Management does, however, expect that new revenues will begin to emerge in late 2017 and 2018. The Company understands shareholders’ concerns run high in uncertain times but management believes the payoff for all stakeholders will come when cash flows from our new technologies commence along with a resurgence of rail tank car activity in future periods.

Our return to successful operations will be subject to the many challenges imposed by the current economic slump that remain beyond our control. Our capital needs for the near term continue to be financed from operations and existing capital reserves with no interest bearing debt to service. Management is assessing its future capital needs and considering access to new equity capital to ensure that Kelso has adequate financial resources to complete its diversification programs. Our immediate focus is the generation of additional revenue streams from new technology markets that can provide healthy financial growth from our business activities while we wait for the rail tank car market to come out of recession.

About Kelso Technologies

Kelso is an engineering product development company that specializes in the design, production and distribution of proprietary service equipment used in transportation applications. Our reputation has been earned as a designer and reliable supplier of unique high performance rail tank car equipment that provides for the safe handling and containment of hazardous and non-hazardous commodities during transport. All Kelso products are specifically designed to provide economic and operational advantages to customers while reducing the potential effects of human error and environmental harm.

For a more complete business and financial profile of the Company, please view the Company's website at www.kelsotech.com and public documents posted under the Company’s profile on www.sedar.com in Canada and on EDGAR at www.sec.gov in the United States.

On behalf of the Board of Directors,

 James R. Bond, CEO and President

Notice to Reader: References to EBITDA refer to net earnings from continuing operations before interest, taxes, amortization, unrealized foreign exchange and non cash share-based expenses (Black Sholes option pricing model). EBITDA is not an earnings measure recognized by IFRS and does not have a standardized meaning prescribed by IFRS. Management believes that EBITDA is an alternative measure in evaluating the Company's business performance. Readers are cautioned that EBITDA should not be construed as an alternative to net income as determined under IFRS; nor as an indicator of financial performance as determined by IFRS; nor a calculation of cash flow from operating activities as determined under IFRS; nor as a measure of liquidity and cash flow under IFRS. The Company's method of calculating EBITDA may differ from methods used by other issuers and, accordingly, the Company's EBITDA may not be comparable to similar measures used by any other issuer.

Legal Notice Regarding Forward-Looking Statements: This news release contains “forward-looking statements” within the meaning of applicable securities legislation. Forward-looking statements are indicated expectations or intentions. Forward-looking statements in this news release include that our business, largely due to our concentration in rail equipment, continues to be influenced by the negative economy which remains beyond the control of the Company and this trend is expected to continue throughout 2017 with improved activity expected later in 2017 and 2018 due to new mandatory regulations in 2018; that the impact of mandatory new regulations for HAZMAT tank cars should improve the longer-term performance of the rail tank car division of the Company; that Kelso will continue to focus on the service of our rail customers with a broader range of equipment that can generate financial growth with higher revenues per tank car when demand improves; that we will begin to introduce new innovative products such as our ERK, rail wheel cleaner and ETV to new marketplaces; engineering design activities can to generate new product development initiatives in both industrial and military markets; and this diversification into new markets is a primary long-term objective of the Company in order to grow more reliable revenue streams beyond railway equipment markets. Although Kelso believes its anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information are based upon reasonable assumptions and expectations, they can give no assurance that such expectations will prove to be correct. The reader should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Kelso to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information, including without limitation the risk that regulatory deadlines for compliance may be delayed or cancelled; the Company’s products may not provide the intended economic or operational advantages; or reduce the potential effects of human error and environmental harm during the transport of hazardous materials; or grow and sustain anticipated revenue streams; PHMSA rules may not be finalized, orders may be cancelled and competitors may enter the market with new product offerings which could capture some of our market share; and our new equipment offerings may not capture market share as well as expected. Except as required by law, the Company does not intend to update the forward-looking information and forward-looking statements contained in this news release.

For further information, please contact:

James R. Bond, CEO and President	Richard Lee, Chief Financial Officer	Corporate Address:
Email: bond@kelsotech.com	Email: lee@kelsotech.com	13966 - 18B Avenue
South Surrey, BC V4A 8J1
www.kelsotech.com